Exhibit 99.1

Valens Semiconductor Outlines Long-Term Growth and Value Creation Strategy at 2024 Investor Day

Expands leading-edge connectivity solutions in high-growth industries

Announces long-term financial goals

HOD HASHARON, Israel, November 12, 2024 -- Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today hosted its 2024 Investor Day in New York City. Management provided an overview of the Company’s go-forward strategy, growth drivers, product innovation plans and announced new long-term financial goals to deliver significant shareholder returns.

“As a leader in high-performance connectivity solutions, we are well-positioned to meet growing global demand for faster, more reliable video experiences,” said Gideon Ben-Zvi, Chief Executive Officer. “Our chipsets are the hidden gems embedded inside countless devices that are transforming the global digital experience in how we work, live and learn every day.

“We have a tremendous growth opportunity ahead. Our growth strategy includes leveraging our core technology to serve new markets undergoing digital transformation, diversifying our revenue sources and augmenting organic growth with strategic acquisitions that will expand our market reach. We believe this strategy can generate sustainable growth and create significant long-term value for our shareholders.”

Strategic Growth Drivers and Market Expansion

During the Investor Day presentation, Valens management outlined its financial goals for 2029 and provided revenue guidance for 2025. Management also discussed its strategy for both organic and inorganic growth across key verticals that have a combined total addressable market (TAM) of approximately $5.5 billion:

●	Video-Conferencing: Valens anticipates growing demand for AI-enabled intelligent meeting solutions that deliver high-quality video experiences for both remote and in-person meetings. With the ongoing trend of more video peripherals and more meeting rooms of all sizes, Valens plans to capitalize on its high-speed connectivity solutions, including its industry-leading USB3 extension offering. The TAM for Video-Conferencing solutions is expected to grow to $350 million by 2029.

●	Automotive: The shift to software-defined vehicles and advanced driver assistance systems (ADAS) represents a significant growth opportunity for Valens. The Company recently announced three new design wins with European automotive OEMs that included Valens’ ADAS connectivity chipsets in next-generation vehicles starting in 2026. As vehicle technology evolves, the demand for high-resolution sensors and real-time data processing continues to grow. The automotive TAM is expected to reach $4.5 billion by 2029.

●	Industrial Machine Vision: Valens’ chipsets address a critical competitive need in manufacturing where companies require advanced machine vision capabilities to enhance factory efficiency and inspection accuracy. Valens’ market-leading VS6320 and VA7000 chips, innovative video and USB connectivity solutions will help advance the widespread adoption of industrial machine vision. The Industrial Machine Vision TAM is expected to reach $460 million by 2029.

●	Medical: Valens has supplied chipsets to the medical industry for many years and is now focusing on new opportunities specific to medical endoscopies and the shift to single-use devices for this procedure. The U.S. FDA is urging this transition to enhance patient safety and eliminate risk factors. Valens’ chipsets offer a simple, reliable and cost-effective solution for one-time use endoscopies that could meaningfully expedite this important industry transition. The annual TAM for single-use endoscopes could reach $625 million pending full regulatory approval and market adoption.

●	Acquisitions: Valens plans to augment healthy organic growth with acquisitions of synergistic companies that are revenue generating with a clear path to profitability mainly in the ProAV, Industrial and Machine Vision markets. Valens’ robust balance sheet, with more than $133.1 million of cash and cash equivalents as of September 30, 2024, combined with its strong financial discipline, positions the Company to pursue acquisitions that align with its strategy and goals for long-term growth and profitability.

2029 Financial Goals

“Looking ahead, we are confident in our ability to capitalize on opportunities in both existing and new markets. With a talented team and more than 17 years of experience delivering cutting-edge technology, and a very strong balance sheet, we are well positioned to execute our disciplined growth strategy and deliver long-term value for our shareholders,” concluded Ben-Zvi.

Based on these strategic initiatives, Valens Semiconductor expects to achieve the following financial goals by the end of 2029:

●	Total revenue is expected to be between $220 - $300 million in 2029, gross margin of between 50% - 60%:

o	Professional Audio-Video revenues of between $90 - $100 million and gross margin between 65% - 75%.

o	Industrial Machine Vision revenues of between $35 -$50 million and gross margin between 55% - 65%.

o	Automotive revenues of between $65 - $110 million and gross margin between 35% - 45%.

o	Acquisitions are expected to contribute revenues of between $30 - $40 million depending on potential acquisition opportunities.

●	Adjusted EBITDA margin is expected to be between 15% - 20% in 2029[1]

●	In the following years, Valens expects:

o	Significant automotive revenue scale with ADAS deployment within existing and new OEMs.

o	Potential upside from single-use endoscopy.

[1]	Although we provide guidance for Adjusted EBITDA margin, we are not able to provide guidance for projected Net profit (loss) margin, the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) margin or to reconcile our Adjusted EBITDA margin guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) margin is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

2025 Guidance

●	Revenue guidance of $71 - $76 million or 25% - 33% YoY growth.

●	Pro AV - Partial recovery from the inventory digestion cycle, adoption and commercialization of VS6320 based products for the video conferencing market.

●	Industrial Machine Vision - Design win announcements based on the VS6320 and VA7000.

●	Automotive - New design wins announcements with leading OEMs.

●	Acquisitions - Identify potential synergetic acquisitions and close at least one, assuming the Company identifies a relevant deal.

2024 Guidance

●	Revenue guidance of $57.2 - $57.5 million.

o	Audio-video revenue is expected to be between $32.8 - $33.0 million.

o	Automotive revenue is expected to be between $21.4 - $21.5 million.

o	Acroname’s revenue is expected to be $3 million. Acroname’s results shall be part of the Audio-Video segment.

Webcast Replay

A webcast replay of today’s Investor Day presentation will be available at Valens - Investor Relations and related presentations will remain accessible in the investor relations section of the Company’s website.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results such as financial goals for 2029, potential acquisition opportunities, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

Lisa Fortuna

Senior Vice President

Financial Profiles, Inc.

ValensIR@finprofiles.com

SOURCE Valens Semiconductor

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